DB

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
410

19006041

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

SEC FILE NUMBER
8-20254

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Investment Services Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Nationwide Plaza, Mailing Code:1-33-401
(No. and Street)

Columbus (City) OH (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ewan Roswell 614-677-8275
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Blvd. Suite 500 (Address) Columbus (City) OH (State) 43215 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Ewan Roswell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nationwide Investment Services Corporation, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

CHRISTINE O'BRIEN
Notary Public, State of Ohio
My Commission Expires 12-22-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NATIONWIDE INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Financial Statements and Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

# NATIONWIDE INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

## Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Enterprise Disclosure Committee
Nationwide Investment Securities Corporation:

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Nationwide Investment Securities Corporation (the Company) as of December 31, 2018, the related statement of operations, statement of stockholder's equity, and statement of cash flows for the year then ended, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

*Change in Accounting Principle*

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for the recognition of revenue arising from contracts with customers in 2018 due to the adoption of ASU 2014-09, *Revenue from Contracts with Customers*.

*Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Accompanying Supplemental Information*

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1982.

Columbus, Ohio
February 26, 2019

**NATIONWIDE INVESTMENT SERVICE CORPORATION**
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Financial Condition

| | | December 31, 2018 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 485,312 |
| Short-term investments | | 957,951 |
| Federal income tax receivable | | 3,907 |
| Accrued interest income | | 1,768 |
| **Total assets** | $ | 1,448,938 |
| **Liabilities and stockholder's equity** | | |
| **Liabilities** | | |
| Payable to affiliates | $ | 155,024 |
| Other liabilities | | 16,104 |
| **Total liabilities** | $ | 171,128 |
| **Stockholder's equity** | | |
| Common stock of $1 par value. Authorized shares 10,000; issued and outstanding 5,000 shares | $ | 5,000 |
| Additional paid-in capital | | 1,020,000 |
| Retained earnings | | 252,810 |
| **Stockholder's equity** | $ | 1,277,810 |
| **Total liabilities and stockholder's equity** | $ | 1,448,938 |

*See accompanying notes to the financial statements.*

## NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Operations

| | | Year ended December 31, 2018 |
|---|---|---|
| **Revenues** | | |
| Commissions and related fees | $ | 516,000 |
| Interest income | | 16,148 |
| **Total revenues** | $ | 532,148 |
| **Expenses** | | |
| Regulatory assessment and other fees | $ | 432,663 |
| Professional fees | | 66,900 |
| State and local tax expense | | 16,375 |
| **Total expenses** | $ | 515,938 |
| **Income before income tax expense** | $ | 16,210 |
| Income tax expense | | 3,556 |
| **Net income** | $ | 12,654 |

*See accompanying notes to the financial statements.*

## NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Stockholder's Equity

| | Common Stock | Additional paid-in Capital | Retained earnings | Total |
|---|---|---|---|---|
| **Balance as of December 31, 2017** | $ 5,000 | $ 1,020,000 | $ 240,156 | $ 1,265,156 |
| Net income | - | - | 12,654 | 12,654 |
| **Balance as of December 31, 2018** | $ 5,000 | $ 1,020,000 | $ 252,810 | $ 1,277,810 |

*See accompanying notes to the financial statements.*

## NATIONWIDE INVESTMENT SERVICE CORPORATION
(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Statement of Cash Flows

| | | Year ended December 31, 2018 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 12,654 |
| Adjustments to reconcile net income to net cash | | |
| Used in operating activities: | | |
| Decrease in: | | |
| Federal income tax receivable | | 9,373 |
| Other receivable | | 1,083 |
| (Decrease) increase in: | | |
| Payable to affiliates | | (18,950) |
| Other liabilities | | 4,604 |
| **Net cash provided by operating activities** | $ | 8,764 |
| **Cash flows from investing activities** | | |
| Increase in: | | |
| Short-term investments | | (15,229) |
| **Net cash used in investing activities** | $ | (15,229) |
| **Net decrease in cash** | $ | (6,465) |
| **Cash at beginning of year** | | 491,777 |
| **Cash at end of year** | $ | 485,312 |
| Supplemental cash flow information: | | |
| Income taxes refunded | $ | 9,221 |

*See accompanying notes to the financial statements.*

## (1) Nature of Operations

Nationwide Investment Services Corporation ("the Company") is a wholly owned subsidiary of Nationwide Life Insurance Company ("NLIC"), which is a wholly-owned subsidiary of Nationwide Financial Services, Inc. ("NFS"). NFS is a holding company formed by Nationwide Corporation, a majority-owned subsidiary of Nationwide Mutual Insurance Company ("NMIC"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from Rule 15c3-3 (Customer Protection) of the Securities Exchange Act of 1934 under (k)(1) (limited business) exemption provision of the Rule. To qualify for the exemption, the Company's transactions must be limited to trades of redeemable securities of registered investment companies, variable annuities or variable life insurance products and the Company must not carry customer funds.

The Company is the general distributor of variable annuities and variable life products of NLIC and Nationwide Life and Annuity Insurance Company ("NLAIC"), a wholly owned subsidiary of NLIC. In addition, the Company provides distribution services related to certain trust products for Nationwide Trust, FSB, formerly known as Nationwide Bank ("NB"), a wholly-owned subsidiary of NFS. The Company makes available registered representatives who provide educational services to retirement plan sponsors and their plan participants.

## (2) Summary of Significant Accounting Policies

### *Basis of Presentation*

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

### *Recognition of Revenue and Expenses*

The Company earns revenues through expense reimbursements from NLIC related to expenses incurred while acting as an agent in the distribution of variable annuities, variable life and trust products. The Company accounts for revenue in accordance with Accounting Standards Codification 606, *Revenue from Contracts with Customers* (ASC 606). The revenues are recognized when earned based on agreements with related parties as discussed in Note 6. The Company records revenues based on a percentage of commission revenue and fees collected. The Company considers commission revenue and fees collected to be outside the control of the Company at contract inception, and as such, revenue is considered constrained, variable revenue within ASC 606. As the Company is not primarily responsible for fulfilling the sales on which these reimbursements are earned, they represent the agent of this relationship and record the associated revenue on a net basis. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2018. Interest income is outside of the scope of ASC 606 and is recognized as earned, on a monthly basis. All expenses are recognized as incurred and consist primarily of FINRA assessments and audit fees.

### *Cash*

Cash consists of cash deposited in noninterest-bearing accounts.

### *Short-term Investments*

Short-term investments consist of highly liquid investments with original maturities of twelve months or less. Short-term investments are generally held at major financial institutions and in open end money market mutual funds registered under the Investment Company Act of 1940. Short-term investments are held in a Blackrock money market fund and carried at fair value based on its daily reported net asset value.

***Income Taxes***

The Company files with the NMIC consolidated federal income tax return. Members of the NMIC consolidated federal income tax return groups participate in a tax sharing agreement, which uses a consolidated approach in allocating the amount of current and deferred expense to the separate subsidiary financial statements. This approach provides for a current tax benefit to the subsidiary for losses that are utilized in the consolidated tax return. The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes, which requires deferred tax assets and liabilities to be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when management determines it is more likely than not that all or some of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, Income Taxes and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the events occur that management believes impact its liability for additional taxes. The Company records interest related to unrecognized tax benefits and penalties in income tax expense. There was no impact on the Company's financial statements in 2018, since no uncertain tax positions have been identified.

***Recently Issued Accounting Standards***

On January 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers*. The amended guidance develops a single, comprehensive model for entities to use to recognize revenue arising from contracts with customers. Under the standard, an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This revenue recognition is achieved as performance obligations are satisfied by the Company. The Company also adopted ASU 2015-14, *Deferral of the Effective Date*, ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net)*, ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licenses*, ASU 2016-12, *Revenue from Contracts with Customers: Narrow Scope Improvements and Practical Expedients*, and ASU 2016-20, *Technical Corrections and Improvements*. These amendments deferred the effective date of the updated model and clarified guidance on transition, collectability, noncash consideration and presentation issues. The adoption of this guidance had no impact on the Company's financial statements.

***Pending Accounting Standards***

In August 2018, the FASB issued ASU 2018-13, *Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*, which added certain fair value disclosure requirements for public companies. The Company will adopt the ASU for annual periods beginning January 1, 2020. The Company is currently in the process of determining the impact of adoption.

### (3) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall between different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

- Level 1. Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.
- Level 2. Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in Level 1 of the fair value hierarchy.

The following table summarizes assets held at fair value on a recurring basis as of December 31, 2018:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets: | | | | |
| Short-term investments | $ 957,951 | $ - | $ - | $ 957,951 |
| **Assets at fair value** | $ 957,951 | $ - | $ - | $ 957,951 |

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

### (4) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("the Rule"). Accordingly, the Company is required to maintain minimum net capital, as defined under such provisions, of the greater of $5,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $11,409 at December 31, 2018.

On December 31, 2018, the Company exceeded both elements of net capital requirements, as aggregate indebtedness was 0.14 times net capital, which was $1,254,744 and the amount of net capital in excess of the statutory requirement was $1,243,335.

### (5) Contingencies

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company's financial position. The Company has agreements with NLIC under which, NLIC pays all litigation costs on behalf of the Company. Should NLIC be unable or unwilling to pay these costs in the future, the Company would be liable for such costs.

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the FINRA, the Department of Labor, the Internal Revenue Service, the Office of the Comptroller of the Currency, and state securities divisions. Such regulatory entities may, in the normal course of business, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators.

### (6) Related Party Transactions

Commissions and related fees are generated entirely from a related party. The Company has entered into agreements with Nationwide Retirement Solutions ("NRS"), Nationwide Fund Distributors LLC ("NFD"), Nationwide Trust, FSB, formerly known as Nationwide Bank, NLIC, and NLAIC, all affiliated companies, whereby the Company acts as a broker-dealer and collects mutual fund service fee payments on behalf of these companies related to variable life, variable annuity and trust product sales. For the year ended December 31, 2018, commission revenue and related fees collected by the Company and passed through to affiliates were $193,167,575 and are reported net. The combined amount payable to affiliates as of December 31, 2018 was $110,333. Commission revenue and related fees presented in NISC Statements of Operations represent the amounts received from NLIC, under the terms of distribution and cost sharing agreements, to reimburse the Company for direct expenses incurred while acting as a collection agent for mutual fund service fee payments and as the general distributor of variable annuities and variable life products of NLIC and NLAIC. Periodically, management reviews the revenues of the Company to ensure they are sufficient to cover NISC expenses incurred while providing the distribution services. Within the cost sharing agreement, NLIC has agreed to assume responsibility for expenses associated with operational and administrative services performed by NLIC on NISC's behalf. NISC does not record these expenses.

As of December 31, 2018, the Payable to affiliates balance includes $44,691 due to NMIC for audit fees paid by NMIC as the single paying entity, and for which NISC has already received reimbursement from NLIC.

### (7) Federal Income Taxes

On December 22, 2017, the Tax Cuts and Jobs Act ("the Act") was signed into law and was effective January 1, 2018. Impacts to the Company included a reduction in the corporate tax rate from 35% to 21%, repeal of the corporate alternative minimum tax ("AMT") and other changes to the corporate tax rules. Upon the enactment of these tax law changes, the Company remeasured deferred tax assets and liabilities, which resulted in the recognition of $2,454 of federal income tax expense in the statement of operations for the year ended December 31, 2017. Additional provisions of the Act applied to taxable years beginning after December 31, 2017 but were not effective as of the enactment date. No provisional amounts were recorded for the year ended December 31, 2017, thus no updates were needed for the year ended December 31, 2018.

For the year ended December 31, 2018, total federal income tax expense does not significantly differ from the amount computed by applying the U.S. Federal income tax rate of 21%. For the year ended December 31, 2018, total federal income tax expense is comprised of $3,783 current tax expense and $(227) deferred tax benefit. In 2018, the Company recognized a deferred tax asset in the amount of $3,907 for net operating loss carryforwards and presented as federal income tax receivable in the Statement of Financial Condition. The gross net operating loss carryforward was $18,603 which begins expiring in 2036.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Valuation allowances are established when necessary to reduce the deferred tax assets to amounts expected to be realized. Based on analysis at the NMIC consolidated federal income tax level, it is more likely than not that the results of future operations and the implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize the deferred tax assets for which the Company has not established valuation allowances.

The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities through the 2014 tax year.

### (8) Subsequent Events

The Company evaluated subsequent events through February 26, 2019, the date at which the financial statements were issued, and determined there are no additional items to disclose.

Schedule I

**NATIONWIDE INVESTMENT SERVICES CORPORATION**

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2018

**Computation of Net Capital**

| | | |
|---|---|---|
| 1. Total equity from Statement of Financial Condition | $ | 1,277,810 |
| 2. Deduct member's equity not allowable for net capital | | - |
| 3. Total member's equity qualified for net capital | | 1,277,810 |
| 4. Add: | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| B. Other (deductions) or allowable credits | | - |
| 5. Total capital and allowable subordinated liabilities | | 1,277,810 |
| 6. (Deductions) and/or charges: | | |
| A. Total nonallowable assets from Statement of Financial Condition | | (3,907) |
| B. Other (deductions) and/or charges | | - |
| 7. Other additions and/or (credits) | | - |
| 8. Net capital before haircuts on securities positions | | 1,273,903 |
| 9. Haircuts on securities | | (19,159) |
| 10. Net capital | $ | 1,254,744 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| 11. Minimum net capital required (6-2/3% of Line 19) | $ | 11,409 |
| 12. Minimum net capital requirement of reporting broker | | 5,000 |
| 13. Net capital requirement (greater of line 11 or 12) | | 11,409 |
| 14. Excess net capital (line 10 less line 13) | | 1,243,335 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | $ | 1,237,631 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| 16. Total aggregate indebtedness liabilities from Statement of Financial Condition | $ | 171,128 |
| 17. Add drafts for immediate credit | | - |
| 18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII)) | | - |
| 19. Total aggregate indebtedness | $ | 171,128 |
| 20. Percentage of aggregate indebtedness to net capital (line 19/line 10) | | 13.64% |

**Schedule of Nonallowable Assets (Line 6A)**

| | | |
|---|---|---|
| Federal income tax receivable | $ | 3,907 |
| Total Line 6A | $ | 3,907 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II-A of Form X-17A-5 as of December 31, 2018.

*See accompanying report of independent registered public accounting firm.*

**NATIONWIDE INVESTMENT SERVICES CORPORATION**

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Computation of the Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2018

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

*See accompanying report of independent registered public accounting firm.*

**NATIONWIDE INVESTMENT SERVICES CORPORATION**

(A Wholly Owned Subsidiary of Nationwide Life Insurance Company)

Information Relating to the Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2018

The Company is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(1) of that rule.

*See accompanying report of independent registered public accounting firm.*

**Nationwide®**

**Nationwide Investment Services Corporation Exemption Report for the Fiscal Year Ended December 31, 2018 – (per SEC Rule 17a-5 for Broker Dealers exempt from SEC Rule 15c3-3)**

For the fiscal year ended December 31, 2018, Nationwide Investment Services Corporation was not a carrying or clearing broker (non-carrying broker-dealer). To the best of its knowledge and belief, the firm states the following:

a. Nationwide Investment Services Corporation claimed an exemption under SEC Rule 15c3-3, paragraph (k)(1), in which the firm's transactions as a broker are limited to the sale and redemption of redeemable securities of registered investment companies or of interest or participations in an insurance company separate account. The firm is prohibited from carrying customer accounts, promptly transmits all customer funds and securities received in connection with its broker-dealer activities, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

b. Nationwide Investment Services Corporation has met the identified exemption provisions for the fiscal year ended December 31, 2018 without exception.

---

**Broker Dealer**
Nationwide Investment Services Corporation
CRD # 7110
BD SEC Number 8-20254
Fiscal Year Ended – December 31, 2018

**Broker Dealer's Independent Public Accountant**
KPMG
191 W. Nationwide Blvd. Suite 500
Columbus, OH 43215-25687
Main Telephone # (614)249-2300
Audit for Fiscal Year Ended – December 31, 2018

**FINRA Regulatory Coordinator**
Roberta Devorsky
Telephone # (312)899-4684

---

**Submitted by the undersigned authorized officer/principal of the broker dealer.**

**Print Name** EWAN ROSWELL **Title** AVP, FINANCE

**Signature** [signature] **Date** 2/26/19

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

**Report of Independent Registered Public Accounting Firm**

Enterprise Disclosure Committee
Nationwide Investment Services Corporation:

We have reviewed management's statements, included in the accompanying Nationwide Investment Services Corporation Exemption Report (the Exemption Report), in which (1) Nationwide Investment Services Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 26, 2019